# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vodafone Group plc, CIK 0000839923
CUSIP: GB00BH4HKS39
Title of class of securities: Ordinary Shares of 20 20/21 US cents each
Address of issuer's principal executive offices: Vodafone House, The Connection, Newbury, Berkshire, United Kingdom (X0), RG14 2FN
Date of event which requires filing of this statement: 07/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001570585-24-000219
Filed by CIK 0001570585

## Reporting persons
- Liberty Global Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Liberty Global Europe Holding BV: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Vodafone Group plc
Address of issuer's principal executive offices: Vodafone House, The Connection, Newbury, Berkshire, X0, RG14 2FN

## Item 2. Person Filing
Name of person filing:
Liberty Global Ltd. ("LG")

Liberty Global Europe Holding BV ("LGEH")
Address of principal business office or, if none, residence:
For LG:
1550 Wewatta St., Suite 1000
Denver, CO 80232

For LGEH:
Boeing Avenue 53
1119 PE Schiphol Rijk
The Netherlands
Citizenship: See Item 4 on cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Please refer to Item 9 on each cover sheet for each filing person.
Percent of class: Please refer to Item 11 on each cover sheet for each filing person.
Sole power to vote or to direct the vote: Please refer to Item 5 on each cover sheet for each filing person.
Shared power to vote or to direct the vote: Please refer to Item 6 on each cover sheet for each filing person.
Sole power to dispose or to direct the disposition: Please refer to Item 7 on each cover sheet for each filing person.
Shared power to dispose or to direct the disposition: Please refer to Item 8 on each cover sheet for each filing person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Liberty Global Ltd.: /s/ Bryan H. Hall, Bryan H. Hall / Executive Vice President, General Counsel and Secretary (08/04/2025)
- Liberty Global Europe Holding BV: /s/ Bryan H. Hall, Bryan H. Hall / Executive Vice President, General Counsel and Secretary (08/04/2025)